
Mail Stop 7010

January 23, 2007

Mr. Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, British Columbia V6C 3M1 Canada

      RE: Form 40-F for the Fiscal Year ended December 31, 2005
          Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006
          and September 30, 2006
          File No. 0-20115

Dear Mr. Cameron:

      We have reviewed your response letter dated January 15, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Please submit your response letter dated January 15, 2007 on EDGAR.

Exhibit 2

Management's Discussion and Analysis, Results of Operations, page 34

2. We have read your response to comment one. In your response you indicated that you would consider including an analysis and discussion of consolidated revenues and will comment on any significant trends related to geographic regions. Based on the many factors that affect global and regional revenues and supply chain costs, and given the materiality of trends in revenues on a consolidated basis and in your geographic areas, it appears that a discussion of these factors and trends would be material to an investor. Please show us what your revised management's discussion and analysis disclosures would look like for 2006 and 2005.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief